AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

16 April 2007

07023078

RECEIVED
2007 MAY -1 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Announcement dated 13 April 2007, Re : Change in Boardroom; and

2) Announcement dated 13 April 2007, Re : Change in Audit Committee.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

Change in Boardroom

Ownership transfer to AMSTEEL/EDMS/KLSE on 13/04/2007 05:28:47 PM
Reference No AA-070413-3AB0F

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **Secretary**

---

*	Date of change	: **12/04/2007**
*	Type of change	: **Demised**
*	Designation	: **Director**
*	Directorate	: ○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
*	Name	: **Munajat bin Idris**
*	Age	: **66**
*	Nationality	: **Malaysian**
*	Qualifications	: **A member of the Malaysian Institute of Accountants**
*	Working experience and occupation	: **He joined the Koperasi Polis Diraja Malaysia Berhad ("Koperasi Polis") as the Financial Controller in 1982 and was appointed Deputy General Manager in 1985 until he left the Koperasi Polis in 1993. Prior to joining Koperasi Polis, he was the Financial Consultant of MIDF Industrial Consultants Sendirian Berhad and the Financial Accountant of KPM Niaga Sendirian Berhad. He was a Dealer Representative since 1993.**
*	Directorship of public companies (if any)	: **Nil**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
*	Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	: ● **Yes** ○ No
	Remarks	:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

13 APR 2007

Form Version 2.0

Change in Audit Committee

Ownership transfer to AMSTEEL/EDMS/KLSE on 13/04/2007 06:54:59 PM
Reference No AA-070413-BF6BD

* Announcement reference number	:	AA-070413-3AB10
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	WONG PHOOI LIN
* Designation	:	Secretary

---

* Date of change	:	12/04/2007
* Type of change	:	Demised
* Designation	:	Member of Audit Committee
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Munajat bin Idris
* Age	:	66
* Nationality	:	Malaysian
* Qualifications	:	A member of the Malaysian Institute of Accountants
* Working experience and occupation	:	He joined the Koperasi Polis Diraja Malaysia Berhad ("Koperasi Polis") as the Financial Controller in 1982 and was appointed Deputy General Manager in 1985 until he left the Koperasi Polis in 1993. Prior to joining Koperasi Polis, he was the Financial Consultant of MIDF Industrial Consultants Sendirian Berhad and the Financial Accountant of KPM Niaga Sendirian Berhad. He was a Dealer Representative since 1993.
* Directorship of public companies (if any)	:	Nil
* Family relationship with any director and/or major shareholder of the listed issuer	:	Nil
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	Nil
* Composition of Audit Committee (Name and Directorate of members after change)	:	Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Chairman, Independent Non-Executive Director) Tan Siak Tee (Member, Independent Non-Executive Director)
* Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change)		● Yes ○ No

END

Remarks :

The Board will appoint a new member to the Audit Committee to replace the late Tuan Haji Munajat and will make the relevant announcements upon the said appointment.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

13 APR 2007